Filed by Quantum Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

Quantum and ADIC: A Great Combination

May 2, 2006

What We are Announcing Today

The two leading, independent backup, recovery and archive providers… are joining together to give customers…

the most comprehensive and integrated range of solutions for securely storing, managing, protecting and recovering their data in open systems IT environments

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

The Opportunity

Unprecedented Opportunity for a Storage Industry Innovator to Deliver Integrated Backup, Recovery and Archive Solutions

Data growth rates show no signs of slowing Storage remains a top IT decision-maker priority Regulatory compliance issues increase storage complexity, risk and cost Existing storage architectures no longer meeting requirements Users seeking trusted suppliers that can deliver best-of-breed solutions Constrained IT budgets dictate strong focus on total cost of ownership

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

$20 Billion Growth Market

Target Market Represents Growth Opportunity that is 2x the Rate of Storage Industry Overall

Total Storage Market End-user Revenue $ Billions

Total	Storage Market 2006 CAGR%
Network	Infrastructure $3.2 17.5%
Management	Software $8.9 11.6%
Tape	Devices / Systems $7.9 5.1%
Host-Attached	Disk $7.3 -5.5%
Disk	Arrays $18.4 5.8%
Total	$45.7 5.3%

“Recovery” Storage Market End-user Revenue $ Billions

Recovery	Storage Market 2006 CAGR%
Recovery	Services $0.08 14.9%
Recovery	Net. Infra. $1.3 23.8%
Recovery	Mgmt. Software $5.3 12.0%
Tape	Devices / Systems $7.9 5.1%
Recovery	Disk Systems $4.9 15.7%
Total	$19.4 10.6%

CAGR% for 2003-2008

Source: IDC

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Strategic Rationale

Unequalled portfolio of innovative backup, recovery and archive solutions Outstanding customer access & go-to-market infrastructure High relevance to target customers, channel partners and OEMs Best-in-class global service delivery Broad scale across systems, software, devices, and media portfolio Increased financial strength expands investment opportunities in high growth areas Deep base of R&D expertise facilitates greater innovation

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Delivering Greater Value to Customers and Partners

Coming together to become the largest independent provider of backup, recovery and archive solutions

Address customers evolving data protection, retention and recovery needs

Most comprehensive and integrated range of solutions

Unparalleled portfolio of systems, software, devices, media and service capabilities

Benefits of scale and integration, and a single source of intelligent and innovative products and services

Deliver unsurpassed value to customers and partners

Financially positioned to invest in new solutions to address emerging storage challenges

Much stronger go-to-market infrastructure

Larger and better leveraged sales and service capabilities

Enhanced support for channel partners, OEMs and end-users

Broader base of R&D expertise provides opportunities for greater innovation

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Broad Coverage of User Needs

Plug & play Price & value Simplicity Reliability

Phone & web support Warranty

Volume channel System & regional OEMs

Low-cost manufacturing

Point solutions Flexibility Reliability TCO

On-site & technical support Warranty

Diverse channel System & regional OEMs

Low-cost / flexible manufacturing

Total solutions Performance RAS

Interoperability ROI

Global on-site & technical support

Enterprise sales channel

Configure-to-order manufacturing

Workgroup Midrange Enterprise

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Broad Coverage of User Needs

Workgroup Midrange Enterprise

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Extensible Solutions Platform

Our Vision: Comprehensive and integrated solutions for securely storing, managing, protecting and recovering data in open systems IT environments

Core Backup & Recovery	Remote Site Disaster Recovery	Workflow & Archiving	Tiered Data Center Storage	Data Mgmt.	Storage Security

Scalar 10k
DX-Series
Pathlight VX
PX720
DPM5500
Scalar i2000
Scalar i500
PX500 Series
SuperLoader 3
FastStor
LTO
DLT TAPE
DAT
GO VAULT
TRAVAN



Storage Systems
Software & Services
COMPREHENSIVE SOLUTIONS PORTFOLIO
Storage Devices & Media
Technology Partners

StorageCare
StorNext
iSurety
Global Services
Guardian
Rocksoft
DLTSAGE
DECRU
symantec.
YOSEMITE

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Quantum.

Award-Winning Global Services


Over 700 Service Team Members (+ Partners)
Eight Technical Assistance Centers
Over 400 Strategic Stocking Locations
>50 Product Lines Supported >18k Contracts
90 Countries Covered
Leadership in Enabling Technology (iSurety, Guardian)

2005, 2006	**2005**	**2006**	**2004, 2005, 2006**
NorthFace Award	**Positive Rating**	**SSPA STAR Award**	**SCP Certified**
Customer Sat. Excellence	Support / Acct. Management	Best Practices in Support	Support Effectiveness

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company's outlook and is for planning purposes only.

Quantum.

Value Across the Channel

Globally deployed solution & technical sales teams delivering users and partners unequalled industry expertise Loyal enterprise VARs focused on delivering comprehensive data storage, management, protection and recovery solutions Highly effective high-volume channel delivering workgroup solutions through distribution Recognized for best-in-class channel engagement, support and programs

CRN Channel Chiefs

VAR Business 5 Star Partner Program Winner

VARBusiness Top 100 Channel Executives

CRN Channel Champions Finalist

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Trusted by Global IT Leaders

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Transaction Summary

Definitive agreement signed May 2

ADIC to be acquired for $12.25 per share (approximately $770M total)

Cash transaction

Shareholders may opt to receive Quantum stock

Approximately $45 million in annual cost synergies

Up to 15 cents accretive on cash EPS basis in first year full year after closing

Transaction subject to regulatory and ADIC shareholder approval

Deal expected to close in 3-4 months

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

The Combined Company

Over $1.2B in revenues Over 3000 employees Significant global presence

Substantial customer access capabilities:

3x the sales force and 2x the service sales force Broad base of OEM relationships Over 250 enterprise VARs Over 5,000 VARs actively selling product each quarter Over 200,000 automation systems installed in the last four years Almost 20,000 systems covered by service uplift contracts

Deep R&D expertise across the core business and emerging segments

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Industry Analyst Reaction

“This is a brilliant strategic move by Quantum and great news for customers. The combined company will have an enormous set of offerings, the scale, footprint and financial foundation to really have an impact in the data protection market. This acquisition propels Quantum into a clear top three position among the largest data protection suppliers, and makes them big enough to control their own fate. I love this deal.”

— Steve Duplessie

Founder and Senior Analyst Enterprise Strategy Group

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Succeeding Together

Significant market opportunity Compelling strategic rationale Outstanding global team Customer-centric culture Complementary assets and capabilities Extensive, synergistic solutions portfolio Financial strength

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Additional Information and Where to Find It

Quantum plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction, and ADIC plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Quantum, ADIC, the transaction and related matters. Investors and stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Quantum and ADIC through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com, or from ADIC by contacting Stacie Timmermans at (425) 881-8004 or stacie.timmermans@adic.com.

Quantum and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; expectation that target market represents growth opportunity compared to growth of storage industry; expected benefits of increased financial strength; and the revenues, partners, markets, customers, products and technologies of the combined company. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of Quantum to differ materially from those expressed or implied by such forward-looking statements.

Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of ADIC; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of ADIC operations, technologies and employees with those of Quantum; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included in Quantum’s and ADIC’s most recent filings with the Securities and Exchange Commission. Quantum and ADIC undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

©2006 Quantum Corporation. Forward-looking information is based upon multiple assumptions and uncertainties, does not necessarily represent the company’s outlook and is for planning purposes only.